Filed by El Paso Corporation

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: El Paso Corporation

Commission File No.: 1-14365

Date: April 17, 2012

April 17, 2012

Dear Participant:

Announcing upcoming changes with respect to El Paso common stock in the El Paso Corporation Retirement Savings Plan

As you know, El Paso Corporation (El Paso) will soon merge with Kinder Morgan, Inc. (KMI) pending regulatory approval. After the merger, El Paso will cease being a public company and will no longer have its own publicly traded stock. For that reason, after the merger, El Paso stock will no longer be available as an investment option in the El Paso Corporation Retirement Savings Plan (the RSP). Instead, following the merger, Class P Kinder Morgan stock will become an investment option under the RSP.

El Paso stock held in the RSP will be converted at the time of the merger into the right to receive warrants to purchase Kinder Morgan stock and either cash, Kinder Morgan stock, or both (referred to as the “merger consideration”), depending in part on the election you make.  Therefore, following the merger, there will no longer be El Paso stock in your RSP account.  Additional information regarding the warrants is below.

If your RSP account holds El Paso stock, you are entitled to make an election as to the form of merger consideration to be received in respect of shares of El Paso stock held in your RSP account. You should have received (or will be receiving shortly) an election form from Computershare detailing your election options, which are also described in the proxy materials you have previously received. Please pay close attention to the instructions on the election form and make your election in accordance with those instructions.

In order to administer the payment of the merger consideration, there will be a period of time (a “blackout period”) when you will not have access to the portion of your RSP account that is invested in the El Paso shares. See the timeline on the next page for details.

Important Date	What’s Happening
April 2, 2012 or shortly thereafter

You received (or will be receiving shortly) an election form from Computershare that allows you to designate the form of merger consideration you would like to receive in respect of the El Paso shares in your RSP account.

May 16, 2012 3 p.m. Central time

Blackout begins. Deadline to transfer El Paso stock out of your RSP account prior to the merger.

After the blackout begins, if you have made an investment election to direct future RSP contributions into El Paso stock, your future investment elections will change automatically to direct future RSP contributions into a JPMCB SmartRetirement fund based on your age. (See details below.)

Week of May 27, 2012*	Blackout ends. Kinder Morgan stock replaces El Paso stock as an investment option in the RSP. The shares of El Paso stock held in RSP accounts is exchanged for the merger consideration.

*The end of the blackout period is subject to change, and the blackout period could end later than the week of May 27, 2012.

Future investment elections and El Paso stock

If you have elected to have your future contributions in the RSP invested in El Paso stock, your election will be automatically changed into an election to contribute to a JPMCB SmartRetirement fund, based on your age, unless you make a different election by May 16, 2012. See the chart below to see how your investment would transfer.

If You Were Born:	Your Default Investment is:	Gross Expense Ratio:
December 31, 1947 and earlier	JPMCB SmartRetirement 2010-C10	0.53%
January 1, 1948 to December 31, 1952	JPMCB SmartRetirement 2015-C10	0.66%
January 1, 1953 to December 31, 1959	JPMCB SmartRetirement 2020-C10	0.71%
January 1, 1960 to December 31, 1969	JPMCB SmartRetirement 2030-C10	0.81%
January 1, 1970 and later	JPMCB SmartRetirement 2040-C10	0.85%

Target date retirement funds are made up of multiple asset classes. They are professionally managed and offer a diversified investment in a single fund. These funds are meant to align with an expected retirement date. The investment allocation will change over time. The funds will become increasingly more conservative as the target retirement date approaches. Participants may choose to invest in any of the other target retirement funds or any other investments in the lineup. As with all investments, the principal value of the fund(s) is not guaranteed at any time, including at the target date.

If you would prefer that your future contributions not be invested in a JPMCB SmartRetirement Fund after the merger, you should change your future contribution election by May 16, 2012 at 3 p.m. Central time. Of course, you can change your election to other investment(s) in the RSP at any time after the contributions are credited to your RSP account.

Once the merger consideration exchange is complete and the blackout has ended, you will be able to direct future RSP contributions into Kinder Morgan stock, if you choose.

In addition, any cash proceeds you receive as part of the merger consideration will be initially invested in a JPMCB SmartRetirement fund based on your age and an estimated retirement age of 65. You can change your election to other investment(s) in the RSP at any time after the contributions are credited to your RSP account.

Warrants

If your RSP account holds shares of El Paso common stock at the time of the merger, your account will, as part of the merger consideration and regardless of your election, receive warrants to purchase Kinder Morgan Class P common stock. The warrants function similarly to stock options; each warrant gives you the right, for five years from the date issued, to purchase one share of Kinder Morgan stock for $40 (the “strike price”). In addition, the warrants will be publicly traded, so they may be sold over the market.

The warrants received by your RSP account as part of the merger consideration will be deposited in a self-directed brokerage account (SDA) in the RSP offered by Chase Investment Services Corp. (CISC). You will receive additional information in the next few weeks from CISC about how your SDA account will be set up. You’ll also receive a brokerage account application that you will need to complete before you can do anything with the warrants issued.

Following are three options for how you can manage the investment of the warrants in your SDA.

•                  Hold — You can hold the warrants (please note that warrants will expire after five years and will be worthless after they expire).

•                  Exercise — You can exercise the warrants to acquire shares of Kinder Morgan stock.  Each warrant permits you to buy one share of Kinder Morgan common stock for $40, regardless of the price at which Kinder Morgan common stock is otherwise trading.  A portion of your RSP account that is invested in the RSP core funds would be sold in order to obtain cash to pay the strike price.

In addition, you may be permitted to request a net “cashless” exercise of the warrants, in which case no other assets in your RSP account would be sold in connection with the exercise. In that case, your RSP account would receive Kinder Morgan stock with a value equal to (i) the number of warrants you exercise multiplied by the value of Kinder Morgan stock at the time of exercise, less (ii) the number of warrants you exercise multiplied by the $40 strike price per warrant.

•                  Sell — As the warrants will be publicly traded, you can sell them over the market for cash after the blackout ends. Any cash received would be reinvested in your RSP account, based on your future contribution elections in the RSP.

How to manage your investments

Click …

•                  Log on to www.eprsp.com and click on the Plan name.

•                  Choose “Manage Investments” on the menu on the left side.

•                  To change the investment of your future contributions, select “Change Future Investments.”

•                  To transfer any or all of your balance to other funds available under the RSP, select “Fund-to-Fund transfer.” Please note: If you direct the sale of the shares of El Paso stock in your RSP account before 3 p.m. CT on May 16, 2012, any merger consideration elections you may have chosen on the form provided by Computershare for such shares will no longer apply.

Or call …

Call the El Paso Benefits Service Center at 866-301-2359 and select option 2. Representatives are available weekdays between 7 a.m. and 8 p.m. Central Time. The TDD number for those with a hearing impairment is 800-345-1833.

Questions?

If you have questions about the upcoming changes or your RSP account in general, you may call the El Paso Benefits Service Center at 866-301-2359 and select option 2. Representatives are available weekdays between 7 a.m. and 8 p.m. Central Time. The TDD number for those with a hearing impairment is 800-345-1833.

Questions about the SDA account can be directed to the SDA Service Center at 800-776-6061.

The Commingled Pension Trust Funds (JPMCB SmartRetirement model portfolios) of JPMorgan Chase Bank N.A. are collective trust funds established and maintained by JPMorgan Chase Bank, N.A. under a declaration of trust. The funds are not required to file a prospectus or registration statement with the SEC, and accordingly, neither is available. The funds are available only to certain qualified retirement plans and governmental plans and are not offered to the general public. Units of the funds are not bank deposits and are not insured or guaranteed by any bank, government entity, the FDIC or any other type of deposit insurance. You should carefully consider the investment objectives, risk, charges, and expenses of the funds before investing.

Certain underlying funds of the JPMCB SmartRetirement model portfolios may have unique risks associated with investments in foreign/emerging market securities, and/or fixed-income instruments. International investing involves increased risk and volatility due to currency exchange rate changes, political, social or economic instability, and accounting or other financial standards differences. Fixed-income securities generally decline in price when interest rates rise. Real estate funds may be subject to a higher degree of market risk because of concentration in a specific industry, sector or geographical sector, including but not limited to, declines in the value of real estate, risk related to general and economic conditions, changes in the value of the underlying property owned by the trust and defaults by the borrower. The fund may invest in futures contracts and other derivatives. This may make the fund more volatile. The gross expense ratio of the fund includes the estimated fees and expenses of the underlying funds. A fund of funds is normally best suited for long-term investors.

Expense ratios provided are the funds’ total annual operating expense ratios, gross of any fee waivers or expense reimbursement.

J.P. Morgan Retirement Plan Services LLC and its affiliates and agents may receive compensation with respect to plan investments, including, but not limited to, sub-transfer agent, recordkeeping, shareholder servicing, 12b-1 or other revenue-sharing fees.

Recordkeeping and administrative services for the RSP provided by J.P. Morgan Retirement Plan Services LLC (JPMRPS); securities transactions for the RSP may be introduced by J.P. Morgan Institutional Investments Inc. (JPMII), member FINRA/SIPC. Retirement brokerage services are offered by Chase Investment Services Corp. (CISC), member FINRA/SIPC. JPMRPS, JPMII and CISC are affiliates of J.P. Morgan Chase & Co.

NOT FDIC INSURED	No Bank Guarantee	May Lose Value

Important Additional Information Filed With The SEC

Kinder Morgan, Inc. (“KMI”) has filed with the SEC a Registration Statement on Form S-4 in connection with the proposed transactions contemplated by the Merger Agreement, including a definitive Information Statement/Prospectus of KMI and a definitive Proxy Statement of El Paso Corporation (“EP”). The Registration Statement was declared effective by the SEC on January 30, 2012. Post-effective amendments to the Registration Statement were filed on February 27, 2012 and on March 1, 2012 and have been declared effective. KMI and EP mailed the definitive Information Statement/Prospectus of KMI and definitive Proxy Statement of EP on or about January 31, 2012. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED BY KMI OR EP, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the Registration Statement and the definitive Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by KMI and EP through the web site maintained by the SEC at www.sec.gov or by phone, e-mail or written request by contacting the investor relations department of KMI or EP at the following:

Kinder Morgan, Inc. Address: 500 Dallas Street, Suite 1000 Houston, Texas 77002 Attention: Investor Relations Phone: (713) 369-9490 E-mail: kmp_ir@kindermorgan.com

El Paso Corporation Address: 1001 Louisiana Street Houston, Texas 77002 Attention: Investor Relations Phone: (713) 420-5855 E-mail: investorrelations@elpaso.com

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-looking Statements

Statements in this document regarding the proposed transaction between KMI and EP, the expected timetable for completing the proposed transactions, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, the expected timetable for completing the sale of EP’s exploration and production assets, the possible drop-down of assets and any other statements about KMI or EP managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed merger with KMI; the ability to obtain the requisite regulatory approvals and the satisfaction of other conditions to consummation of the transaction; the possibility that financing might not be available on the terms agreed to; the ability to consummate contemplated asset sales; the ability of KMI to successfully integrate EP’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in KMI’s and EP’s Annual Reports on Form 10-K for the year ended December 31, 2011 and their most recent Exchange Act reports filed with the SEC. Except as required by law, KMI and EP disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.

║Important Notice Concerning Your Rights

║Under the El Paso Corporation Retirement Savings Plan

April 17, 2012

This notice is to inform you that El Paso common stock will be removed from the El Paso Corporation Retirement Savings Plan (RSP) fund lineup as of 3 p.m. Central time on May 16, 2012 in order to administer the payment of the merger consideration related to Kinder Morgan’s acquisition of El Paso..

As a result of these changes, you temporarily will be unable to direct or diversify investments with respect to El Paso common stock and unable to obtain a loan, withdrawal or distribution from account balances invested in that fund. This period, during which you will be unable to exercise these rights otherwise available under the RSP, is called a “blackout period.” You will have access to and be able to make transactions with the other investments in your account during the blackout period. Whether or not you are planning retirement in the near future, we encourage you to carefully consider how this blackout period may affect your retirement planning, as well as your overall financial plan.

The blackout period with respect to El Paso common stock in the RSP will begin at 3 p.m. Central time on May 16, 2012, and is expected to end during the week of May 27, 2012. The end of the blackout period is subject to change, and the blackout period could end later than the week of May 27, 2012.  For up-to-date information on the blackout period, you may visit www.eprsp.com or call the El Paso Benefits Service Center at 866-301-2359 and select option 2.  During the blackout period, you will be unable to diversify your investments with respect to El Paso common stock and unable to obtain a loan, withdrawal or distribution on that portion of your RSP account. Following the blackout period, El Paso common stock will no longer be available in the RSP and the El Paso shares that were in your RSP account on May 16 will have been exchanged for the merger consideration, based on your election with Computershare and subject to any proration (your election options are outlined in the accompanying piece, and are further explained in the proxy materials you have received and in the election form you have received or will be receiving from Computershare).

Before the blackout period begins, it is very important that you review and consider the appropriateness of your current investments because during the blackout period you will be unable to transfer or diversify investments with respect to El Paso common stock or obtain a loan, withdrawal or distribution on that portion of your RSP account. For your long-term retirement security, you should give careful consideration to the importance of a well-balanced and diversified investment portfolio, taking into account all your assets, income and investments.

You should be aware that there are certain risks in holding substantial portions of your assets in the securities of any one company, as individual securities tend to have wider price swings, both up and down in short periods of time, than investments in diversified funds. If you have El Paso stock in your RSP account as of the beginning of the blackout period, any wide price swings in El Paso stock could result in a large loss during the blackout period, and you would not be able to direct the sale of El Paso stock from your account during the blackout period.

To access the El Paso common stock in your plan account before the blackout period begins or if you have questions concerning this blackout notice, contact the El Paso Benefits Service Center at 866-301-2359 (select option 2), www.eprsp.com or P.O. Box 219300, Kansas City, MO 64121-9300.

Once the blackout period ends, you will have full access to your RSP account. If you would like to confirm the status of the blackout period, visit www.eprsp.com or call the El Paso Benefits Service Center at 866-301-2359 and select option 2.

Important Additional Information Filed With The SEC

Kinder Morgan, Inc. (“KMI”) has filed with the SEC a Registration Statement on Form S-4 in connection with the proposed transactions contemplated by the Merger Agreement, including a definitive Information Statement/Prospectus of KMI and a definitive Proxy Statement of El Paso Corporation (“EP”). The Registration Statement was declared effective by the SEC on January 30, 2012. Post-effective amendments to the Registration Statement were filed on February 27, 2012 and on March 1, 2012 and have been declared effective. KMI and EP mailed the definitive Information Statement/Prospectus of KMI and definitive Proxy Statement of EP on or about January 31, 2012. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED BY KMI OR EP, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the Registration Statement and the definitive Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by KMI and EP through the web site maintained by the SEC at www.sec.gov or by phone, e-mail or written request by contacting the investor relations department of KMI or EP at the following:

Kinder Morgan, Inc. Address: 500 Dallas Street, Suite 1000 Houston, Texas 77002 Attention: Investor Relations Phone: (713) 369-9490 E-mail: kmp_ir@kindermorgan.com

El Paso Corporation Address: 1001 Louisiana Street Houston, Texas 77002 Attention: Investor Relations Phone: (713) 420-5855 E-mail: investorrelations@elpaso.com

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-looking Statements

Statements in this document regarding the proposed transaction between KMI and EP, the expected timetable for completing the proposed transactions, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, the expected timetable for completing the sale of EP’s exploration and production assets, the possible drop-down of assets and any other statements about KMI or EP managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed merger with KMI; the ability to obtain the requisite regulatory approvals and the satisfaction of other conditions to consummation of the transaction; the possibility that financing might not be available on the terms agreed to; the ability to consummate contemplated asset sales; the ability of KMI to successfully integrate EP’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in KMI’s and EP’s Annual Reports on Form 10-K for the year ended December 31, 2011 and their most recent Exchange Act reports filed with the SEC. Except as required by law, KMI and EP disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.

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